UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-34943

RDA MICROELECTRONICS, INC.

6/F, Building 4, 690 Bibo Road

Pudong District, Shanghai 201203, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RDA MICROELECTRONICS, INC.

By	:	/s/ Lily Dong
Name	:	Lily Dong
Title	:	Chief Financial Officer

Date: May 31, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release regarding RDA Microelectronics’ 2012 annual general meeting

99.2	Notice of the 2012 annual general meeting

Exhibit 99.1

RDA Microelectronics to Hold Annual General Meeting on June 1, 2012

SHANGHAI, China, May 17, 2012 — RDA Microelectronics (NASDAQ: RDA)(“RDA Microelectronics” or the “Company”), a fabless semiconductor company that designs, develops and markets Radio Frequency (RF) and mixed-signal wireless SoC semiconductors for cellular, connectivity and broadcast applications, today announced that it will hold its Annual General Meeting (AGM) on Friday, June 1, 2012 at 10:00 a.m. local time. The AGM will be conducted in room Topaz & Jade, 20/F Wheelock House, 20 Pedder Street, Central in Hong Kong.

Stockholders of record and beneficial owners as of the close of business New York City Time on May 11, 2012 are entitled to attend the meeting. No proposals will be submitted for shareholder approval, therefore, the meeting will serve as an open forum for shareholders and beneficial owners of the Company’s American depositary shares (ADS) to discuss Company affairs with the management team. Shareholders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at http://ir.rdamicro.com, or by sending an email to ir@rdamicro.com.

About RDA Microelectronics

RDA Microelectronics is a fabless semiconductor company that designs, develops and markets radio-frequency and mixed-signal wireless SoC semiconductors for cellular, connectivity and broadcast applications. The Company’s product portfolio currently includes power amplifiers, transceivers and front-end modules, baseband, Bluetooth system-on-chip, Wi-Fi, Bluetooth and FM combo chips, FM radio receivers, set-top box tuners, analog mobile television receivers, CMMB mobile television receivers, walkie-talkie transceivers and LNB satellite down converters. For additional information, please see the Company’s website at http://www.rdamicro.com.

Contacts:

Lily Dong, Chief Financial Officer

RDA Microelectronics, Inc.

+86-21-5027-1108

ir@rdamicro.com

Leanne Sievers, EVP

Shelton Group Investor Relations

949-224-3874

lsievers@sheltongroup.com

Exhibit 99.2

RDA MICROELECTRONICS, INC.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: RDA)

NOTICE OF 2012 ANNUAL GENERAL MEETING

To be held on June 1, 2012

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of RDA Microelectronics, Inc. (the “Company”) will be held at Room Topaz & Jade, 20/F Wheelock House, 20 Pedder Street, Central, HongKong on June 1, 2012 at 10:00 a.m. (local time). No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with the management.

The Board of Directors of the Company (the “Directors”) has fixed the close of business on May 11, 2012, New York City time, as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are also welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at http://ir.rdamicro.com, or by writing to Lily Dong, Chief Financial Officer, RDA Microelectronics, Inc., 6/F, Building 4, 690 Bibo Road, Pudong District, Shanghai 201203, PRC, or by sending an email to ir@rdamicro.com.

By Order of the Board of Directors,
RDA Microelectronics, Inc.

/s/ Vincent Tai
Vincent Tai
Chairman and Chief Executive Officer

Shanghai, China

May 15, 2012